ULTRAPETROL (BAHAMAS) LIMITED COMMENCES TENDER OFFER AND
          CONSENT SOLICITATION FOR 10 1/2% FIRST PREFERRED SHIP MORTGAGE
                                 NOTES DUE 2008

     Nassau, Bahamas, October 27, 2004 - Ultrapetrol (Bahamas) Limited ("Ultrapetrol"), announced today it has commenced a cash tender offer and consent solicitation for any and all of the outstanding principal amount of its 10 1/2% First Preferred Ship Mortgage Notes Due 2008 (the "Notes") (CUSIP No. 90389Q AB 0 and ISIN No. US90389QAB05). The noteholder consents are being solicited to eliminate substantially all of the restrictive and reporting covenants, certain events of default and certain other provisions contained in the indenture governing the Notes.

     The tender offer and consent solicitation is being made upon the terms and conditions in the Offer to Purchase and Consent Solicitation Statement and related Letter of Transmittal dated October 26, 2004. The tender offer is scheduled to expire at 11:59 p.m., New York City time, on November 23, 2004, unless extended or earlier terminated (the "Expiration Date"). Noteholders who provide consents to the proposed amendments will receive a consent payment of $30.00 per $1,000 principal amount of notes tendered and accepted for purchase pursuant to the offer if they provide their consents prior to 5:00 p.m., New York City time, on November 8, 2004 (the "Consent Date"), unless such date is extended. Holders who validly tender their Notes on or prior to 11:59 p.m., New York City time, on the Expiration Date will receive an amount, paid in cash, equal to $1,007.50 per $1,000 principal amount of the Notes validly tendered, not withdrawn, and accepted for payment. Holders who properly tender also will be paid accrued and unpaid interest, if any, up to, but not including, the payment date.

     Ultrapetrol intends to fund the tender offer and consent payments with a portion of the proceeds from a new offering of First Preferred Ship Mortgage Notes due 2014.

     The obligations to accept for purchase and to pay for Notes in the tender offer is conditioned on, among other things:

     o the satisfaction or waiver of the conditions to the tender offer, including the consummation of the new offering, and

     o the receipt of consents to the proposed amendments from the holders of at least a majority of the aggregate principal amount of outstanding Notes, and the execution of a supplemental indenture to the indenture governing the Notes.

     Ultrapetrol has retained Credit Suisse First Boston LLC to serve as the Dealer Manager and Solicitation Agent for the tender offer and the consent solicitation. Requests for documents and questions regarding the tender offer and the consent solicitation may be directed to Credit Suisse First Boston LLC at (800) 820-1653 (US toll-free) or +1 (212) 325-3175.

     Ultrapetrol is a diversified ocean and river transportation company involved in the carriage of dry and liquid bulk cargoes. In its ""Ocean Business," it owns and operates oceangoing vessels that transport petroleum products and dry cargo around the world. In its ""River Business," it owns and operates river barges and push boats in the Hidrovia region of South America, a fertile agricultural region of navigable waters on the Parana, Paraguay and Uruguay Rivers and part of the River Plate, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina. The Company's registered office is located at H & J Corporate Services Ltd., Shirlaw House, 87 Shirley Street, P.O. Box SS-19084, Nassau, Bahamas.

                                       ###

     This announcement is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to the 10 1/2% First Preferred Ship Mortgage Notes due 2008 of Ultrapetrol. The tender offer and consent solicitation is being made solely by the Offer to Purchase and Consent Solicitation Statement dated October 26, 2004.


The information contained in this news release, other than historical information, consists of forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may involve risks and uncertainties that could cause actual results to diiffer materially from those described in such statements. Although Ultrapetrol believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.